[Letterhead of Cadwalader, Wickersham & Taft LLP]

March 19, 2010

Amanda Ravitz, Esq.
Branch Chief - Legal
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Banc of America Mortgage Securities, Inc. Registration Statement on Form S-3 (File No. 333-157917) Filed on March 13, 2009
      and Pre-Effective Amendment No. 1 Filed on February 4, 2010
      ----------------------------------------------------------------

Dear Ms. Ravitz:

We are counsel to Banc of America Mortgage Securities, Inc. (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed your letter dated March 3, 2010 (the "Second Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registrant's Pre-Effective Amendment No. 1 to the Registration Statement. We have discussed the comments contained in the Second Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or form of prospectus supplement (the "Prospectus Supplement," and together with the Base Prospectus, the "Prospectus") contained in Pre-Effective Amendment No. 2 to the Registration Statement ("Amendment No. 2") submitted herewith. Enclosed herewith are four courtesy copies of Amendment No. 2, two of which have been marked to show changes implemented in response to the requests of the Staff in the Second Comment Letter.

      For your convenience, the Staff's comments are repeated in italics below, followed by the Registrant's responses. References to page numbers in Amendment No. 2 are to the marked version.

1. We note your response to our prior comment 2 and reissue in part. Please confirm that you will file all finalized agreements no later than two business days after the closing date of each takedown.

      The Registrant confirms that all finalized agreements will be filed no later than two business days after the closing date of each takedown or at such later date as the

Amanda Ravitz, Esq.
March 19, 2010


      Commission, by rule, regulation or Staff interpretation of general applicability to RMBS, may permit during the term of the Registration Statement.

2. We note your response to our prior comment 6 and your updated disclosure on page 28 of the base prospectus. If the asset pool contains loans originated by Countrywide Financial or other affiliated entities, please confirm that you will disclose in the prospectus the information required by Item 1119 of Regulation AB.

      The Registrant confirms that if the asset pool contains loan originated by Countrywide Financial or other affiliated entities it will disclose in the Prospectus the information required by Item 1119 of Regulation AB.

3. We note your response to our prior comment number 5. Please provide bracketed disclosure indicating your intent to supply information about loans that have been modified.

      The Registrant has added bracketed disclosure on page 36 of the Prospectus Supplement to indicate its intent to supply information about loans that have been modified.

4. We note your response to comment number 9; please provide for us a description of the auction process and material terms, if know[n].

      Because the Registrant has never used, and does not anticipate that it will use, the auction arrangement that was previously described under "Mandatory Auction of Certificates" in the Base Prospectus, it has deleted that section and any related disclosure from the Prospectus.

5. We note your response to our prior comment 11 and reissue. Please add bracketed disclosure to indicate where in your prospectus you will include information about the credit enhancements discussed in your base prospectus.

      The Registrant has added bracketed disclosure on pages 56-57 of the Prospectus Supplement to indicate where it will include information about the credit enhancements discussed in the Base Prospectus.


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Amanda Ravitz, Esq.
March 19, 2010


6. We note your response to prior comment number 13 and reissue. If delinquent loans could be included in the pool, please provide a table showing sample disclosure of delinquencies.

      The Registrant confirms that if the asset pool contains any delinquent loans it will provide a table regarding the delinquencies as indicated on page 37 of the Prospectus Supplement.

7.    We note your response to our prior comment number 19 and reissue.

      The Staff's requested change has been made on page 36 of the Prospectus Supplement.

8. We note your response to our prior comment 20. Please provide bracketed statistics regarding the custom mortgage score. If you believe that these scores would be unclear to investors, please add a description of the scores and how they are determined such that your disclosure would not be misleading.

      The disclosure in the Base Prospectus had stated that Bank of America "may" obtain a custom mortgage score in addition to a credit score. However, after further inquiry, the Registrant has been advised that Bank of America's current underwriting practice does not involve obtaining such custom mortgage scores. Therefore, in light of the Staff's comments, the Registrant has revised the Prospectus by deleting in its entirety any disclosure regarding such custom mortgage scores.

If you have any questions concerning the foregoing, please contact the undersigned.


Very truly yours,


/s/ Jordan M. Schwartz

Jordan M. Schwartz




cc: David Sobul, Esq.


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